UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:    X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. December 02, 2013.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports that its current projections regarding sales volumes of potash (MOP) during the fourth quarter of 2013 are similar to those volumes observed in the third quarter and significantly higher than the average of the first two quarters of this year. The average prices observed during thus far during the fourth quarter of 2013 are slightly lower (3% to 5%) than the prices of the third quarter of this year. The MOP world market situation is relatively stable and SQM expects that average prices of the first quarter of 2014 will be similar to the prices expected for the last quarter of 2013.

SQM’s Chief Executive Officer, Patricio Contesse, commented: "We believe that the recovery of MOP prices is directly linked to growth in demand." He added that, "if the demand of 2014 surpasses 56 million tons, it is highly probable that a recovery in prices will be observed during the second half of next year."

In regard to the iodine market, SQM’s sales volumes for the fourth quarter of this year are projected to be slightly higher than the third quarter. The average prices observed for thus far in the fourth quarter were slightly lower (2% to 3%) compared to the average prices seen in the third quarter. Considering the supply and demand we have observed in the market, it is projected, that for the first quarter of 2014, the company will see slightly higher volumes and lower average prices (approx. 5% to 15%) than those expected during the fourth quarter of 2013.

SQM’s total income for the first nine months ended September 30, 2013 amounted to US$ 1,711 million. Sales of potassium chloride and potassium sulfate for the first nine months ended September 30, 2013 accounted for 28% of total sales (US$ 472 million), and sales of iodine and derivatives accounted for 21% of sales (US$ 358 million) for the same period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: December 02, 2013

By: /s/ Ricardo Ramos

Chief Financial Officer & Business Development SVP

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